Ex99.126

DeFi Technologies' Wholly Owned Subsidiary Valour hires
former BlackRock director as its COO
TORONTO, Sept. 8, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (OTC: DEFTF) (GR: RMJR) announces that its wholly owned subsidiary, Valour Inc, the pioneering issuer of digital asset exchange traded products ("ETPs"), has hired Frances Edwards as its chief operating officer from BlackRock.
Working closely with Valour CEO Diana Biggs and other members of the management team, Ms. Edwards will assist in leading the firm's next phase of growth, including its expansion beyond Nordics and into additional European markets.
Previously, she spent more than six years at BlackRock, where she held titles such as director of iShares EMEA ETP engineering and latterly, director, iShares EMEA COO.
Before this, Ms. Edwards spent almost four years as director of wealth & retail product structuring at Lloyds Bank and seven years in leadership roles in product management and structuring at Barclays Wealth Management.
Commenting on the hire, Ms. Biggs said: "It is extremely exciting to have Frances join our team at Valour.
"With her deep experience across key areas including strategic business planning, industry engagement, product, risk management and governance in some of the world's largest wealth management firms, Frances is the ideal person to help drive growth."
About Valour Inc.:

Valour In. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and with offices in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI, GR:RMJR, OTC: DEFTF). For more information on Valour, visit  www.valour.com.
About  DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit https://defi.tech/
Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, the hiring of Ms. Edwards; Valour and its business plans; development of new financial product by Valour; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks,  uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include , but is not limited to, the growth and development of the DeFi and cryptocurrency sector, rules and regulation with respect to DeFi, regulatory approval of ETPs and future adoption of Valour's ETPs. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.
THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.
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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co
CO: DeFi Technologies, Inc. CNW 07:30e 08-SEP-21